NEDBANK
GROUP

RECEIVED
2005 DEC -1 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 November 2005

05012969

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

SUPPL

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the appointment of the chairman designate of Nedbank Group and Nedbank Limited.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc *Jonathan K Bender, Esq*

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za

PROUDLY SOUTH AFRICAN

Nedbank Group Limited (Formerly Nedcor Limited) Reg No 1966/010630/06

NEDBANK GROUP LIMITED
(Formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

RECEIVED
2005 DEC -1 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEDBANK LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1951/00009/06
JSE share code: NBKP
ISIN: ZAE000043667
("Nedbank")

REUEL KHOZA APPOINTED AS CHAIRMAN DESIGNATE OF NEDBANK GROUP LIMITED AND NEDBANK LIMITED

As indicated in the Nedbank Group 2004 annual report, Warren Clewlow will be retiring as chairman of Nedbank Group and Nedbank with effect from the conclusion of the Nedbank Group 2006 annual general meeting to be held on 4 May 2006, as he will have reached the mandatory retirement age.

The board of directors is pleased to announce that Reuel Khoza has been elected as Warren Clewlow's successor.

Reuel Khoza (55) was appointed a non-executive director of Nedbank Group and Nedbank in August 2005 and serves on the group's board remuneration and credit committees.

His banking experience dates back to 1983 when he was appointed to the advisory board of Standard Bank. This was followed by his appointment as a non-executive director of Stannic in 1984 and later Standard Bank of SA (appointed 1991) and Standard Bank Group (appointed 1997), where he served until November 2002. During his chairmanship of Eskom, he worked closely with the treasury team in its liaison and negotiation with global bankers.

He is chairman of Aka Capital, which is a strategic business development partner in the Nedbank Group black economic empowerment transaction.

Reuel Khoza is also currently chairman of the NEPAD Business Group and a non-executive director of Gold Reef Casino Resorts and the JSE Limited. He is a president of the Institute of Directors and in this capacity served on

the King II committee on corporate governance. He was a founding director of the Black Management Forum.

The board would like to thank Warren Clewlow for his service to the group since his appointment as a non-executive director in September 2000 and in particular for the role he has played as chairman since May 2004.

Sandton
25 November 2005

For further information kindly contact:
Tier 1 Investor Relations
Tel: +27 (0)21 702 3102

Sponsors:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital